Exhibit 3.727
CERTIFICATE OF FORMATION
OF
POLK COUNTY LANDFILL, LLC
     Pursuant to § 18-201, Delaware Code Annotated, the undersigned states as follows:
     1. The name of the limited liability company is Polk County Landfill, LLC.
     2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Polk County Landfill, LLC this 11th day of July, 2001.

ALLIED WASTE NORTH AMERICA, INC., a Delaware corporation, Sole Member
By:	Steven M. Helm
Steven M. Helm

DEOSS — 5/5/00 CT System Online	STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 02:00 PM 07/11/2001 010335005 — 3413497